Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 6 October 2025 – 07:00 CEST

Sunrise confirms date of upcoming termination of its sponsored Class A ADS program

•	Termination of sponsored Class A ADS program to become effective as of 13 November 2025

•	Holders of Sunrise Class A ADSs are strongly encouraged to cancel their Sunrise ADSs and withdraw the underlying Sunrise Class A Shares ahead of the Class A ADS program termination

•	Termination of sponsored Class B ADS program postponed until a later date due to shutdown of the U.S. government

Having successfully concluded the voluntary delisting of the Class A American Depositary Shares (ADSs) from the Nasdaq Global Select Market on 15 August 2025, Sunrise confirms today that it has now instructed J.P. Morgan Chase Bank, N.A (the Depositary Bank) to terminate its sponsored Class A ADS program. The termination of the sponsored Class A ADS program will take effect on 13 November 2025 as Sunrise had previously advised in its announcement on 8 July 2025. Sunrise also intends to terminate its sponsored Class B ADS program, but such termination must be postponed until a later date to be announced, as certain operational requirements for terminating the program cannot be fulfilled at this time due to the shutdown of the U.S. government.

The Depositary Bank has informed Sunrise that, following the termination of the Class A ADS program, it plans to sell any Sunrise Class A Shares underlying outstanding Class A ADSs that continue to remain on deposit with the Depositary Bank, and to disburse the resulting net proceeds (less fees owing to the Depository Bank), pro rata, to the applicable former Sunrise Class A ADS holders in accordance with, and subject to, the Class A Deposit Agreement. The Depositary Bank will determine the timing and manner of any such sales, as well as the timing of any disbursements of any net proceeds to former Sunrise Class A ADS holders, and the net proceeds holders realize therefrom will depend on when and how the shares are sold and the net proceeds are distributed.

Holders of Sunrise Class A ADSs will be notified by the Depositary Bank of the details relating to the termination of the Class A ADS program in accordance with the Class A Deposit Agreement. The Depositary Bank is expected to close the Class A ADS issuance book at the time it provides notification of the details relating to the termination of the Class A ADS program to the Class A ADS holders pursuant to the Class A Deposit Agreement and the Class A ADS cancellation books will be closed as of 5:00 pm EST on 13 November 2025 when the termination of the Class A ADS program becomes effective. Class A ADS holders will not be able to cancel their Class A ADSs and withdraw the underlying shares once the Class A ADS cancellation books are closed.

Sunrise strongly encourages holders of Sunrise Class A ADSs to contact their bank, broker or other nominee through which they currently hold their Sunrise Class A ADSs to assist them with cancelling their Sunrise Class A ADSs and withdrawing the underlying Sunrise Class A Shares before the effective date of the termination of the Class A ADS program. Doing so would allow holders of Sunrise Class A ADSs to avoid the related disposal of the underlying Sunrise Class A Shares as well as the incurrence of additional fees associated with such disposal.

Holders of Sunrise Class A ADSs that want to avoid having the underlying Sunrise Class A Shares sold by the Depositary Bank following the termination of the Class A ADS program should withdraw such Sunrise Class A Shares before the termination becomes effective at 5:00 pm EST on 13 November 2025.

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Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of June 2025, the Sunrise customer base included around 3.15 million mobile, 1.30 million broadband and 0.98 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-Looking Statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Sunrise’s expectations with respect to the termination of its ADS programs, including the timing, cost, and benefits to be derived therefrom, as well as other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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